United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103
United States Securities and Exchange Commission
Washington, DC 20549

Name of the Registrant: Amplify Energy Corp.

Name of person relying on exemption: Scott A. Larson
Address of person relying on exemption: P.O. Box 191508, Dallas, Texas 75219

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues. The soliciting person does not beneficially own more than $5 million of Amplify Energy Corp. common stock.

April 10, 2025

To: Shareholders of Amplify Energy Corp. (AMPY)

From: Scott A. Larson, Amplify Energy Corp. shareholder with 1,800,000 shares beneficially owned.

Re: Additional information regarding Amplify Energy Corp.'s April 14, 2025, Special Meeting of Shareholders.

Please review the attached additional concerns regarding proposed merger with Juniper's companies to be voted on April 14, 2025, by Shareholders.

And, PLEASE VOTE "NO" OR VOTE "AGAINST" both proposals No. 1 and No. 2 before April 14, 2025.

If you have already voted, as a reminder, **you may change your vote at any time** before the meeting and any adjournments. Please feel free to contact me at any time to discuss, and thank you for your consideration.

Please note that the analysis and information contained herein was prepared from information provided in Amplify's proxy materials and other presentations. The enclosed analysis includes opinions that I have made from a review of the limited information that has been made available. Amplify seems to disclaim responsibility for the accuracy of much of the information contained in its proxy materials, and I have not made any independent investigations to determine the accuracy or completeness of information provided. The information provided by Amplify is not current and is out of date in my opinion, particularly considering recent events. I encourage shareholders to do an independent review of all information provided by Amplify and to make their own assessments of the proposed merger.

Best regards,

Scott A. Larson

P.O.Box 191508
Dallas, Texas 75219
Phone: 1-469-816-6411
Email: larson9@gmail.com

Shareholder Risk Factors - Amplify Energy's proposed merger with Juniper's companies:

1. Since merger inked, WTC has fallen from $77.50 into 50s and 60s.
2. **No Stress Tests or Projections with lower oil prices?**
3. Juniper's financial data in Amplify's proxy is limited – dated or pre-dates 9/30/2024. Outdated? Why not provide Q4 data or daily production - available daily?
4. P&L proformas in proxy for the companies, combined, based on 2023 and 2024 data with oil at approximately $71.91 and $71.41 for Juniper. Is this outdated and unreliable?
5. Per estimates in proxy, Juniper's production of 7900 bpd in '24 declines to 7000 bpd in '25 (with $35mm CapEx). If CapEx monies are applied to debt service (a possibility), there may be fewer new wells in '25. Could this mean more production declines in '25? Per proxy, from 9-month period in '23 to same period in '24, it appears Juniper's production declined 1,421 bpd with 15 new wells in 23' and 7 new wells in '24.
6. Amplify's management admits G&A too high. Has indicated it wants to scale size to cover G&A. Is this a good reason to reach for the merger?
7. Amplify's proxy values Juniper's reserves at a fixed oil price of $70. Is this outdated as well and unreliable?
8. Juniper's assets (95% oil). Amplify's approximate 50/50 oil and gas mix is superior with lower oil prices and higher gas prices.
9. Amplify appears well hedged, Juniper much less so. Amplify's assets have slow production decline rates, and Juniper's shale assets have high decline rates.
10. Amplify management may not have prior experience in developing shale assets in Wyoming. CEO said "we'll learn as we go" from neighboring energy companies.
11. Juniper was in breach of various loan covenants of lenders in '24, per proxy.
12. A comparison of loans and payables as of 9/30/2024 from proxy:
    Amplify's production est'd: 20,000 bpde;
    Amplify's bank loan and payables $175mm
    Juniper's production est'd '25:   7,000 bpd   (requires $35mm CapEx)
    Juniper's bank loans and payables $206mm
    (per proxy on 9/30/2024 Juniper had loans of $141mm; payables of $65mm, to be assumed by Amplify)
13. Amplify seeking $150mm bond issue (interest could be 12%-13%) with Norwegian brokers to finance Juniper's assets. Assuming interest at 12%, a $150mm loan amortizes over 10 years with monthly installments of $2,152,064 ($25,824,768 annualized), plus servicing costs. Per proxy, Juniper had $44,224,000 operating cash for 9 months in '24 to apply to debt service and CapEx ($59,965,333 est'd if annualized) with oil averaging $71.41 and 7,900 bpd average production. If oil is $60, with Juniper's production (per proxy) est'd at 7,000 bpd in '25 (assuming $35mm CapEx available for new wells), gross oil revenues for '25 could be $52,610,735 (est'd) less than '24 (7900 x 71.41 x 365 – 7000 x 60 x 365), which could reduce available operating cash flow from Juniper's assets to an est'd $7,354,798 ($59,965,333 - $52,610,735) which could then fall short for servicing annual est'd loan payments of $25,824,768, and providing CapEx to maintain production levels.
14. Juniper's loans - $43,150,000 due '25; balance due in '26; Amplify's loans due in '27.

15. Amplify seems to be in a much stronger position without Juniper's assets and debt. Juniper's assets are not well hedged, and it's expensive to take on additional debt in the current lending environment. Juniper will receive a 39% interest in Amplify, diluting Amplify's shareholders' interests in slow declining, well hedged assets, in return for highly leveraged shale assets with high decline rates, possibly putting the company at risk of insolvency by taking on significantly more debt with declining oil prices.

Note: Financial analysis and calculations made above are based on information provided in Amplify's proxy or Amplify's other presentations. Other analysis based on assumptions should be considered hypothetical in nature. The analysis includes opinions of the undersigned made from a review of the limited information available. Financial information regarding Juniper's production, profits and cash flow is limited and not current and all analysis and projections involve estimates made with consideration of such data. No analysis provided above can be relied on for purposes of determining future performance, as actual results may differ materially from the analysis above, including projections. The undersigned has not made any investigation as to the accuracy or completeness of financial information or data pertaining to Juniper's or Amplify's assets, operations and financial data contained in Amplify's proxy materials and other presentations, nor does the undersigned have access to information to do so.

The undersigned advises everyone to perform an independent investigations and analysis of information provided in Amplify's proxy materials and other presentations, as the analysis, estimates and information provided above should not be relied on as accurate or complete.

Please consider voting "NO" to the Merger and "NO" to the Adjournment or Extension as set forth in the Voting Proxy provided to you.

Scott A. Larson (beneficial owner of more than 1,800,000 shares of Amplify's common stock)
Phone no. 469-816-6411
Email address: larson9@gmail.com

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER.

PROXY CARDS WILL NOT BE ACCEPTED BY ME.

PLEASE DO NOT SEND YOUR PROXY TO ME.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.